Joint News Release

HARVEST ENERGY TRUST AND GRAND PETROLEUM ANNOUNCE
TAKE-OVER BID FOR GRAND

Calgary, June 11, 2007 - Harvest Energy Trust ("Harvest") (TSX: HTE.UN; NYSE: HTE) and Grand Petroleum Inc. ("Grand") (TSXV: GPP) are pleased to announce that they have entered into a pre-acquisition agreement (the "Agreement") pursuant to which a wholly owned subsidiary of Harvest has agreed to make an offer to acquire all of the common shares of Grand for cash consideration of $3.84 per share representing an aggregate consideration of approximately $110 million. Upon completion of the acquisition, Harvest will assume Grand's bank debt and working capital deficiency currently estimated to be approximately $35 million. Harvest plans to fund this acquisition from the undrawn portion of its existing credit facilities.

The board of directors of Grand (excluding a common director of Grand and Harvest who abstained from voting) has unanimously approved the proposed transaction and has concluded that the transaction is in the best interests of Grand and its shareholders and will recommend that its shareholders accept the offer. Haywood Securities Inc. is acting as exclusive financial advisor to Grand's special committee and board of directors and has provided the special committee and board of directors with a fairness opinion that, subject to review of final documentation, the consideration to be received by Grand's shareholders under the offer is fair, from a financial point of view. Officers and directors of Grand holding approximately 15% of the outstanding common shares of Grand (on a diluted basis) have entered into lock-up agreements with Harvest pursuant to which they have agreed to tender their Grand shares to the offer.

The Agreement contains a mutual break fee of $3.5 million which is payable under certain circumstances if the transaction is not completed. Under the terms of the Agreement, Harvest's obligation to take-up and pay for the shares is subject to a number of customary conditions, including the deposit of at least 66 2/3% of Grand's outstanding common shares (on a diluted basis) to the offer and the receipt of all required regulatory approvals. The Agreement also requires that Grand cease all solicitation discussions and negotiations with any other parties with respect to any take-over proposals and provides Harvest with the right to match should a superior take-over proposal be received by Grand. Harvest anticipates mailing the offer and takeover bid circular to Grand's shareholders on or about June 20, 2007 and the offer will expire approximately 35 days thereafter.

Grand's assets include a significant presence in southeast Saskatchewan, the Sylvan Lake/Markerville area and eastern Alberta which are adjacent to existing Harvest operations with complimentary drilling opportunities. During the three months ended March 31, 2007, Grand's production averaged 3,409 barrels of oil equivalent per day (boe/d) comprised of 2,322 barrels (bbl) of oil and natural gas of 6,521 thousand cubic feet (mcf). An independent engineering report prepared by GLJ Petroleum Consultants Ltd. effective December 31, 2006 estimates Grand's proved reserves at 3.4 million boe comprised of 2.3 million bbl of oil and 6.4 billion cubic feet (bcf) of natural gas, with total proved and probable (P+P) reserves of 6.0 million boe comprised of 4.2 million bbl of oil and 11.0 bcf of natural gas. These reserve estimates have been prepared utilizing definitions as set out under National Instrument 51-101. Grand also has 65,000 acres (46,000 net acres) of undeveloped land with supporting seismic data providing attractive development opportunities.

Harvest's acquisition represents approximately $42,500 per flowing boe and $24 per boe of proved and probable reserves based on Grand's first quarter 2007 production and the December 31, 2006 reserves report, respectively. Subsequent to completion of the acquisition of Grand, Harvest will be updating its guidance by approximately 3,000 boe/d.

About Harvest

Harvest is one of Canada's largest energy royalty trusts offering unitholders exposure to an integrated structure with upstream and downstream operations. We are focused on identifying opportunities to create and deliver value to unitholders through monthly distributions and unit price appreciation. With an active acquisition program and the technical approach taken to maximizing our assets, we strive to grow cash flow per unit. Harvest is a sustainable trust with current production from our oil and gas business weighted approximately 70% to crude oil and liquids and 30% to natural gas, and complemented by our long-life refining and marketing business. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

About Grand

Grand is a Calgary-based junior oil and natural gas producer with a focused production base in west central Alberta, east central Alberta and southeast Saskatchewan. Grand has shown increases in production and reserves growth year-over-year since its inception as a private company in April 2003.

ADVISORY

Certain information in this press release, including management's assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental and tax legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest's and Grand's regulatory reports and filings made with securities regulators. Harvest's refining business adds the following risks and uncertainties, including but not limited to: the volatility between the prices for crude oil purchased and products sold, refinery operating risks such as spills and discharges of petroleum or hazardous substances, competition from other refiners and petroleum product marketers, crude oil supply interruptions, loss of key personnel and labour disruptions. Forward-looking statements in this press release may include, but are not limited to, future cash distribution, production volumes, operating costs, commodity prices, capital spending, access to credit facilities, and regulatory changes. For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects" and similar expressions. In addition, statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and can be profitably produced in the future. Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Neither Harvest nor Grand assumes any obligation to update forward-looking statements should circumstances or management's estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement. A "boe" is derived by converting gas to oil in the ratio of six mcf of gas to one bbl of oil. The term "boe" may be misleading, particularly if used in isolation. A boe conversion ration of 6 mcf to 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Harvest's Investor & Media Contacts:

John Zahary President & CEO	Robert Fotheringham Chief Financial Officer
Cindy Gray Manager, Investor Relations
Corporate Head Office:	Phone: (403) 265-1178
Harvest Energy Trust	Toll Free: (866) 666-1178
2100, 330 -5th Avenue S.W.	Fax: (403) 265-3490
Calgary, AB Canada T2P 0L4	Email: information@harvestenergy.ca
Website: www.harvestenergy.ca

Grand's Investor & Media Contacts:

Andrew Hogg President & CEO 403) 231-8403
Corporate Head Office:	Main Phone: (403) 231-8400
Grand Petroleum Inc.	Fax: (403) 231-8401
1450, 407 -2nd Street S.W.	Website: www.grandpetroleum.com
Calgary, AB Canada T2P 2Y3